UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012.

Commission File Number 000-51341

Gentium S.p.A.
(Translation of registrant’s name into English)

Piazza XX Settembre 2, 22079 Villa Guardia (Como), Italy
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F □

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes □ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

The following information is being furnished pursuant to General Instruction B to the General Instructions of the Form 6-K.

Below are the results of the ordinary of shareholders of Gentium S.p.A. (the “Company”) held on May 9, 2012.

At the ordinary shareholders’ meeting, all of the resolutions were approved. The voting results of the ordinary shareholders’ meeting were as follows:

Resolution	For	Against	Abstain	Total
Approve of the 2011 Italian GAAP financial statements and related documents and allocate the annual operating profits to the Company’s net worth reserve.	10,419,596	8,600	18,186	10,446,382
Set the number of members of the Board of Directors of the Company and elect members of the Board of Directors of the Company for the 2012/13 term:
a. Gigliola Bertoglio	10,031,825	396,471	18,086	10,446,382
b. Marco Brughera	10,421,096	7,200	18,086	10,446,382
c. Glenn Cooper	10,416,096	12,200	18,086	10,446,382
d. Laura Ferro	10,415,596	12,700	18,086	10,446,382
e. Khalid Islam	10,423,896	4,650	17,836	10,446,382
f. Bobby Sandage, Jr.	10,423,846	4,700	17,836	10,446,382
g. Elmar Schnee	10,423,596	4,700	18,086	10,446,382
Approve director compensation for the 2012/2013 term	10,410,343	15,986	20,053	10,446,382
Elect members of the Board of Statutory Auditors of the Company for the 2012/2015 term and approve their compensation for such term	10,422,329	5,600	18,453	10,446,382
a. Giorgio Iacobone Chairman
b. Augusto Belloni Member
c. Carlo Ciardiello Member
d. Putignano Oronzo Alternate
Approve the engagement of Reconta Ernst & Young, S.p.A. as the Company’s independent auditor for fiscal year 2012 with respect to the Company’s U.S. GAAP financial statements and its compensation	10,423,546	4,000	18,836	10,446,382

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GENTIUM S.P.A.

By:	/s/ Salvatore Calabrese
Name:	Salvatore Calabrese
Title:	Chief Financial Officer and Senior VP, Finance

Date: May 11, 2012